U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM U-9C-3




                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  For the quarterly period ended June 30, 1998










                         GPU, Inc. (File No. 074-00023)
                         ------------------------------
                      (Name of Registered Holding Company)

                  300 Madison Avenue, Morristown, NJ 07962-1911
                  ---------------------------------------------
                    (Address of Principal Executive Offices)

                                    GPU, Inc.


                     Quarterly Report Pursuant to Rule 58 of
                 the Public Utility Holding Company Act of 1935

                  For the quarterly period ended June 30, 1998



                                                  Table of Contents
                                                  -----------------

  Item
   No.                                   Title                              Page
   ---                                   -----                              ----

     1           Organization Chart                                           1

     2           Issuances and Renewals of Securities and
                 Capital Contributions                                        3

     3           Associate Transactions                                       4

     4           Summary of Aggregate Investment                              7

     5           Other Investments                                            8

     6           Financial Statements and Exhibits:

                     A - Financial Statements                                 9

                     B - Exhibits                                            10

                     C - Certificate of GPU, Inc.                            11

                 Signature                                                   12










  Note: All dollar amounts shown in this Form U-9C-3 are expressed in thousands except for the amounts presented in the financial statements (Exhibit A), which are expressed in whole dollars.


                           ITEM 1 - ORGANIZATION CHART


                                                       Energy (ERC)
                                                       or Gas (GRC)       Date of        State of     Percentage of Voting Nature of
            Name of Reporting Company                Related Company   Organization    Organization   Securities Held **    Business
------------------------------------------------     ---------------   ------------    ------------  --------------------  ---------

GPU, Inc. (a)
-------------

GPU Advanced Resources, Inc.                               ERC           09/13/96       Delaware            100.0%             (b)

GPU International, Inc. (a)
---------------------------

Elmwood Energy Corporation                                 ERC           02/13/87       New Jersey          100.0            (c),(d)
  Prime Energy Limited Partnership                         ERC           05/08/86       New Jersey           50.0              (d)
Camchino Energy Corporation                                ERC           04/26/89       Delaware            100.0            (c),(d)
  OLS Power Limited Partnership                            ERC           08/02/89       Delaware              1.0              (c)
    OLS Acquisition Corporation                            ERC           05/03/89       Delaware            100.0              (c)
      OLS Energy - Chino                                   ERC           08/08/84       California          100.0              (d)
      OLS Energy - Camarillo                               ERC           08/08/84       California          100.0              (d)
      OLS Energy - Berkeley                                ERC           09/05/85       California          100.0               *
Geddes Cogeneration Corporation                            ERC           03/23/89       New York            100.0            (c),(d)
  Onondaga Cogeneration Limited Partnership                ERC           06/08/88       New York             50.0              (d)
EI Selkirk, Inc.                                           ERC           10/31/94       Delaware            100.0              (c)
 Selkirk Cogeneration Partners Limited Partnership         ERC           06/06/90       Delaware             19.2              (d)
NCP Energy, Inc.                                           ERC           11/21/89       California          100.0            (c),(d)
  Syracuse Orange Partners L.P.                            ERC           04/02/91       Delaware              4.9              (c)
    Project Orange Associates L.P.                         ERC           05/12/88       Delaware              4.4              (d)
NCP Gem, Inc.                                              ERC           05/23/91       Delaware            100.0              (c)
NCP New York, Inc.                                         ERC           07/09/93       Delaware            100.0               *
NCP Brooklyn Power, Inc.                                   ERC           07/09/93       Delaware            100.0               *
NCP Lake Power, Inc.                                       ERC           05/23/91       Delaware            100.0            (c),(d)
  Lake Investment, L.P.                                    ERC           05/23/91       Delaware            100.0              (c)
    Lake Cogen, Ltd.                                       ERC           03/13/91       Florida              49.9              (d)
    New Lake Corporation                                   ERC           01/02/97       Florida                 - (g)          (c)
NCP Pasco, Inc.                                            ERC           05/23/91       Delaware            100.0              (c)
NCP Dade Power, Inc.                                       ERC           05/23/91       Delaware            100.0            (c),(d)
  Dade Investment, L.P.                                    ERC           05/23/91       Delaware            100.0              (c)
    Pasco Cogen, Ltd.                                      ERC           03/13/91       Florida              49.9              (d)
NCP Houston Power, Inc.                                    ERC           12/02/93       Delaware            100.0            (c),(d)
NCP Perry, Inc.                                            ERC           12/02/93       Delaware            100.0              (c)
  Mid-Georgia Cogen, L.P.                                  ERC           12/03/93       Delaware             50.0              (d)
EI Services, Inc.                                          ERC           10/07/93       Delaware            100.0              (d)
NCP Ada Power, Inc.                                        ERC           07/31/93       California          100.0               *
Umatilla Groves, Inc.                                      ERC           06/17/92       Delaware            100.0               *
NCP Commerce Power, Inc.                                   ERC           08/31/93       California          100.0               *
Armstrong Energy Corporation                               ERC           07/14/88       New Jersey          100.0               *
  AEC/REF Fuel, Limited Partnership                        ERC           12/22/89       Pennsylvania        100.0               *
EI Fuels Corporation                                       ERC           08/09/90       Delaware            100.0              (e)
GPU Solar, Inc.                                            ERC           07/09/97       New Jersey           50.0              (f)


                                        1




                     ITEM 1 - ORGANIZATION CHART (Continued)


 *  Inactive.
** Sets forth the percentage of voting securities held directly or indirectly by GPU, Inc. or GPU International, Inc. (GPUI), as applicable.
(a) These GPU system companies hold securities directly or indirectly in the energy-related companies set below their names. GPUI is a wholly owned subsidiary of GPU, Inc.
(b) This subsidiary was formed to engage in energy services and retail energy sales.
(c  These   energy-related   companies   hold   securities   in  other
    energy-related companies.
(d) These subsidiaries participate in some or all aspects of promoting, developing, owning, managing and/or operating qualifying facilities, as defined in the Public Utility Regulatory Policies Act of 1978.
(e) This subsidiary provides fuel management services.
(f) This subsidiary is involved in the development and commercialization of photovoltaics.
(g) In June 1997, GPUI sold to New Lake Corporation an option, which GPUI held, to acquire a 50% limited partnership interest in Lake Cogen, Ltd.
    in consideration of a $10 million promissory note issued to GPUI. New Lake Corporation subsequently exercised that option. New Lake Corporation is not an affiliate of GPUI.



            Narrative Description of Activities for Reporting Period
            --------------------------------------------------------


       On June 1, 1998, Mid-Georgia Cogen, L.P. (Mid-Georgia), which owns a 300 MW facility located in Kathleen, Georgia, began commercial operation. GPUI indirectly owns 50% of Mid-Georgia. Mid-Georgia has a 30-year power purchase agreement to sell energy on a dispatchable basis. On June 1, 1998, GPUI made an investment of $16 million in the Mid-Georgia project.


     ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


                             Type of        Principal                               Company to        Collateral      Consideration
                            Security        Amount of     Issue or    Cost of      whom Security      Given with       Received
Company Issuing Security    Issued          Security      Renewal     Capital       was Issued         Security    for Each Security
------------------------  -----------     ------------    --------    -------    ----------------     ----------  ------------------

Mid-Georgia Cogen, L.P.   Partnership         N/A           N/A         N/A       GPU                    N/A      On June 1, 1998,
                          Interest                                                International, Inc.             GPUI made an
                                                                                                                  investment of $16
                                                                                                                  million in the
                                                                                                                  Mid-Georgia
                                                                                                                  project.





                               Company Contributing            Company Receiving            Amount of Capital
                                     Capital                         Capital                   Contribution
                                     -------                         -------                  ------------

                           GPU International, Inc.            Mid-Georgia Cogen, L.P.            $16,000




*  Annualized rate.


Note:     The information provided in Item 2 presents the activities of the reporting period only.


                         ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies


                                                                                                                           Total
     Reporting Company                  Associate Company                                                                  Amount
    Rendering Services                  Receiving Services                        Types of Services Rendered               Billed
    ------------------                  ------------------                        --------------------------               ------


EI Services, Inc.                   Mid-Georgia Cogen, L.P.                     Construction and operations                $xxx (1)
                                                                                management

NCP Houston Power, Inc.             Mid-Georgia Cogen, L.P.                     Accounting and administration               xxx (1)

EI Fuels Corporation                Mid-Georgia Cogen, L.P.                     Fuel supplies and management                xxx (1)
                                                                                services


NCP Lake Power, Inc.                Lake Cogen, Ltd.                            Accounting, administration and              xxx (1)
                                                                                operations and maintenance (O&M)
                                                                                management

NCP Dade Power, Inc.                Pasco Cogen, Ltd.                           Administration and O&M management           xxx (1)

Geddes Cogeneration Corporation     Onondaga Cogeneration Limited Partnership   Accounting, administration and              xxx (1)
                                                                                O&M management

Camchino Energy Corporation         OLS Energy - Chino                          Accounting, administration and              xxx (1)
                                                                                O&M management

Camchino Energy Corporation         OLS Energy - Camarillo                      Accounting, administration and              xxx (1)
                                                                                O&M management

Elmwood Energy Corporation          Prime Energy Limited Partnership            Accounting and administration               xxx (1)



Notes: The information provided in Item 3 presents the activities of the reporting period only. The amounts required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

      (1) The amounts shown represent negotiated contractual rates billed in accordance with the applicable service contracts filed under Item 6.


                   ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies


                                                                                                    Total
     Associate Company       Reporting Company                                                      Amount
    Rendering Services       Receiving Services            Types of Services Rendered               Billed
    ------------------       ------------------            --------------------------               ------

GPU International, Inc.    Prime Energy Limited Partnership O&M management                          $xxx (1)

GPU International, Inc.    EI Services, Inc.                Construction and operations              xxx (1)
                                                            management for Mid-Georgia
                           Cogen, L.P.

GPU International, Inc.    NCP Houston Power, Inc.          Accounting and administration for        xxx (1)
                                                            Mid-Georgia Cogen, L.P.

GPU International, Inc.    NCP Lake Power, Inc.             Accounting, administration and O&M       xxx (1)
                                                            management for Lake Cogen, Ltd.

GPU International, Inc.    NCP Dade Power, Inc.             Administration and O&M management        xxx (1)
                                                            for Pasco Cogen, Ltd.

GPU International, Inc.    Geddes Cogeneration Corporation  Accounting and administration for       xxx (1)
                                                            Onondaga Cogeneration Limited
                           Partnership

GPU International, Inc.    Camchino Energy Corporation      Accounting and administration for       xxx (1)
                                                            OLS Power Limited Partnership

GPU International, Inc.    Camchino Energy Corporation      Accounting, administration and O&M      xxx (1)
                                                            management for OLS Energy - Chino

GPU International, Inc.    Camchino Energy Corporation      Accounting, administration and O&M      xxx  (1)
                                                            management for OLS Energy -
                                                            Camarillo

GPU International, Inc.    Elmwood Energy Corporation       Accounting and administration for       xxx (1)
                                                            Prime Energy Limited Partnership



                                        5


                   ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies (Continued)

                                                                                                                         Total
     Associate Company                    Reporting Company                                                              Amount
    Rendering Services                    Receiving Services                 Types of Services Rendered                  Billed
    ------------------                    ------------------                 --------------------------                  ------

GPU International, Inc.                NCP Energy, Inc.                      Accounting and administration for         $xxx (1)
                                                                             Syracuse Orange Partners L.P. and
                                                                             Project Orange Associates L.P.

GPU International, Inc.                GPU Solar, Inc.                       Management, marketing and technical        xxx (1)
                                                                             expertise for GPU Solar, Inc.

GPU International, Inc.                GPU Advanced Resources, Inc.          Certain general and administrative         xxx (1)
                                                                             services for GPU Advanced Resources,
                                                                             Inc.

Metropolitan Edison Company            GPU Advanced Resources, Inc.          Certain general and administrative         xxx (2)
                                                                             services for GPU Advanced Resources,
                                                                             Inc.

GPU Service, Inc.                      GPU Advanced Resources, Inc.          Legal and certain general and              xxx (3)
                                                                             administrative services for
                                                                             GPU Advanced Resources, Inc.

Notes: The information provided in Item 3 presents the activities of the reporting period only. The amounts required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

       (1) The amounts shown include overhead charges applied, at a rate of 208%, to employee salaries billed for services rendered, except in the case of services performed for NCP Energy, Inc. in respect of Project Orange Associates L.P. (POA), for which a 120% overhead charge is applied. In addition, a 10% overhead charge is applied to certain administrative expenses related to POA. No capital costs were charged.

       (2) The amounts shown include overhead charges applied, at a rate of 58%, to employee salaries billed for services rendered. No capital costs were charged.

       (3) The amounts shown include overhead charges applied, at a rate of 53.4%, to employee salaries billed for services rendered. No capital costs were charged.


                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies:

   Total average consolidated capitalization as of  June 30, 1998                       $8,375,804                       Line 1
                                                   -------------------
       Total capitalization multiplied by 15% (line 1 multiplied by 0.15)                1,256,371                       Line 2
       Greater of $50 million or line 2                                                                  $1,256,371      Line 3

       Total current aggregate investment:
       (categorized by major line of energy-related business)
           Ownership and operation of qualifying facilities (Category VIII)                 26,000
           Energy services and retail energy sales (Category V)                              4,300
           Fuel management services (Category IX)                                              -
           Operations and maintenance services (Category VII)                                  -
           Development and commercialization of photovoltaics (Category II)                    -
                                                                                           -------

                Total current aggregate investment                                                           30,300      Line 4
                                                                                                          ---------

       Difference  between the  greater of $50 million or 15% of  capitalization and the total aggregate investment of the registered holding company
             system (line 3 less line 4)                                                                 $1,226,071      Line 5
                                                                                                          =========




Notes: The caption "Total average consolidated capitalization" includes total common equity, preferred equity (including amounts due within one year), long-term debt (including amounts due within one year) and short-term debt.

           The caption "Total current aggregate investment" includes all amounts invested or committed to be invested  in  energy-related  companies  on  or  after  the  date  of effectiveness  of Rule 58  (March  24,  1997),  for  which  there  is recourse,  directly or  indirectly,  to GPU,  Inc. or any  subsidiary company thereof.

                           ITEM 5 - OTHER INVESTMENTS


                                         Aggregate Investment as of    Change in Investments         Reason for Change
Major Line of Energy-Related Business          March 31, 1998         During Reporting Period          in Investments
-------------------------------------    -------------------------    -----------------------     ---------------------

Ownership and operation of qualifying
  facilities (Category VIII)                     $139,132 *                  $ 16,000             On June 1, 1998, Mid-Georgia,
                                                                                                  which owns a 300 MW facility
                                                                                                  located in Kathleen, Georgia,began
                                                                                                  commercial  operation.  On June 1,
                                                                                                  1998, GPUI made an investment of
                                                                                                  $16 million in the Mid-Georgia
                                                                                                  project.







Energy services and retail energy
  sales (Category V)                                       4,300                 -                 No change.

Fuel management services (Category IX)                        **                 -                 No change.

Operations and maintenance
  services (Category VII)                                     **                 -                 No change.

Development and commercialization of
  photovoltaics (Category II)                       Less than $1                 -                 No change.



* The caption "Aggregate Investment as of March 31, 1998" includes $129,132 that was invested or committed to be invested in energy-related companies, prior to the date of effectiveness of Rule 58 (March 24, 1997), for which there is recourse, directly or indirectly, to GPU, Inc. or any subsidiary thereof.


** The amounts invested in such energy-related companies, which are immaterial, have subsequently been reinvested, and are included in "Ownership and operation of qualifying facilities (Category VIII)."

                                     ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


A.  Financial Statements
  --------------------

   A-1 Financial statements of GPU Advanced Resources, Inc. for the quarter ended June 30, 1998.

   A-2 Financial statements of Elmwood Energy Corporation for the quarter ended June 30, 1998 - filed pursuant to request for confidential treatment.

   A-3 Financial statements of Camchino Energy Corporation for the quarter ended June 30, 1998 - filed pursuant to request for confidential treatment.

   A-4 Financial statements of Prime Energy Limited Partnership for the quarter ended June 30, 1998 - filed pursuant to request for confidential treatment.

   A-5 Financial statements of Geddes Cogeneration Corporation for the quarter ended June 30, 1998 - filed pursuant to request for confidential treatment.

   A-6 Financial statements of Onondaga Cogeneration Limited Partnership for the quarter ended June 30, 1998 - filed pursuant to request for confidential treatment.

   A-7 Financial statements of NCP Energy, Inc. for the quarter ended June 30, 1998 - filed pursuant to request for confidential treatment.

   A-8 Financial statements of NCP Lake Power, Inc. for the quarter ended June 30, 1998 - filed pursuant to request for confidential treatment.

   A-9      Financial statements of NCP Dade Power, Inc. for the quarter ended
           June 30, 1998 - filed pursuant to request for confidential treatment.

   A-10 Financial statements of NCP Houston Power, Inc. for the quarter ended June 30, 1998 - filed pursuant to request for confidential treatment.

   A-11 Financial statements of Mid-Georgia Cogen, L.P. for the quarter ended June 30, 1998 - filed pursuant to request for confidential treatment.

   A-12     Financial statements of EI Services, Inc. for the quarter ended
           June 30, 1998 - filed pursuant to request for confidential treatment.

   A-13 Financial statements of GPU Solar, Inc. for the quarter ended June 30, 1998 - filed pursuant to request for confidential treatment.

  A-14 Financial statements of EI Fuels Corporation for the quarter ended June 30, 1998 - filed pursuant to request for confidential treatment.

Exhibits
--------

B.  Contracts Required by Item 3
    ----------------------------

   B-1 Contract between EI Services, Inc. and Mid-Georgia Cogen, L.P. to provide construction and operations management services - incorporated by reference to Exhibit B-1 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

   B-2 Contract between NCP Houston Power, Inc. and Mid-Georgia Cogen, L.P. to provide accounting and administrative services
            (included in partnership agreement) - incorporated by reference to Exhibit B-2 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

   B-3 Contract between NCP Lake Power, Inc. and Lake Cogen, Ltd. to provide accounting, administrative and operations and maintenance (O&M) management services (included in partnership agreement)
             - incorporated by reference to Exhibit B-3 to GPU's Quarterly
            Report on Form U-9C-3 for the period ended June 30, 1997.

   B-4 Contract between NCP Dade Power, Inc. and Pasco Cogen, Ltd. to provide administrative and O&M management services (included in partnership agreement) - incorporated by reference to Exhibit B-4 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

   B-5 Contract between Geddes Cogeneration Corporation and Onondaga Cogeneration Limited Partnership to provide accounting, administrative and O&M management services (included in partnership agreement) - incorporated by reference to Exhibit B-5 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

   B-6 Contract between Camchino Energy Corporation and OLS Power Limited Partnership to provide accounting and administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-6 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

   B-7 Contract between Camchino Energy Corporation and OLS Energy - Chino to provide accounting, administrative and O&M management services - incorporated by reference to Exhibit B-7 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

   B-8 Contract between Camchino Energy Corporation and OLS Energy - Camarillo to provide accounting, administrative and O&M management services - incorporated by reference to Exhibit B-8 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

   B-9 Contract between Elmwood Energy Corporation and Prime Energy Limited Partnership to provide accounting and administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-9 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

   B-10 Contract between GPU International, Inc. and Prime Energy Limited Partnership to provide O&M management services - incorporated by reference to Exhibit B-10 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

B.  Contracts Required by Item 3
  ----------------------------


   B-11 Contract between GPU International, Inc. and Onondaga Cogeneration Limited Partnership to provide O&M management services - incorporated by reference to Exhibit B-11 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

   B-12 Contract between GPU International, Inc. and GPU Solar, Inc. to provide management, marketing and technical expertise services - incorporated by reference to Exhibit B-12 to GPU's Quarterly Report on Form U-9C-3 for the period ended September 30, 1997.

   B-13 Contract between GPU Service, Inc. and GPU Advanced Resources, Inc. to provide legal and certain general and administrative services - incorporated by reference to Exhibit B-13 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 1997.

   B-14 Contract between EI Fuels Corporation and Mid-Georgia Cogen, L.P. to provide fuel supplies and management services - filed pursuant to request for confidential treatment.


   Note:    Services rendered by GPU International, Inc. to EI Services, Inc.,
   ----
            NCP Houston Power, Inc., NCP Lake Power, Inc., NCP Dade Power, Inc.,
            Geddes Cogeneration Corporation, Camchino Energy Corporation,
            Elmwood Energy Corporation, NCP Energy, Inc. and GPU Advanced
            Resources, Inc., and services rendered by Metropolitan Edison
            Company to GPU Advanced Resources, Inc. are provided pursuant to oral arrangements and no written agreements exist.


C. Certificate of GPU, Inc.
   ------------------------

                                    SIGNATURE


       The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.




                                        GPU, INC.


August 31, 1998
                                        By /s/ F. A. Donofrio
                                        F. A. Donofrio, Vice President,
                                        Comptroller and Chief Accounting Officer